04002959

AA 3/12/2004

VF 3/12/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 65812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Pacific Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 Howard Hughes Parkway 7th Floor
(No. and Street)

Las Vegas	NV	89109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal (310) 497-2806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., #59	Encino	CA	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Pacific Advisors, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PACIFIC ADVISORS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE EIGHTEEN MONTHS ENDED
DECEMBER 31, 2003

SILVER PACIFIC ADVISORS, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Members
Silver Pacific Advisors, LLC
Las Vegas, NV

I have audited the accompanying statement of financial condition of Silver Pacific Advisors, LLC. as of December 31, 2003 and the related statements of operations, changes, in members' equity, and cash flows for the eighteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Silver Pacific Advisors, LLC. as of December 31, 2003 and the results of its operations and cash flows for the eighteen months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004

SILVER PACIFIC ADVISORS, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	76,340
Accounts receivable		117,476
Office equipment-		
net of accumulated depreciation of $ 404		4,640
Other assets		476
Total assets	$	198,932

LIABILITIES AND MEMBERS' EQUITY

Accounts payable		57,651
Total liabilities	$	57,651
Members' equity		141,281
Total liabilities and members' equity	$	198,932

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Income
For the eighteen months ended December 31, 2003

REVENUES:		
	Advisory fee income	$ 1,158,990
	Total income	1,158,990
EXPENSES:		
	Commissions and bonuses	705,060
	Professional fees	45,078
	Occupancy	19,352
	Travel and entertainment	116,057
	Other operating expenses	162,162
	Total expenses	1,047,709
NET INCOME		111,281

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Members' Equity
For the eighteen months ended December 31, 2003

	Members' Equity	Net Income	Total Members' Equity
Beginning balance July 1, 2002	$ -		$ -
Capital contributions	30,000		30,000
Net income		111,281	111,281
Ending balance December 31, 2003	$ 30,000	$ 111,281	$ 141,281

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Cash Flows
For the eighteen months ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 111,281
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	404
(Increase) decrease in:	
Accounts receivable	(117,476)
Other assets	(476)
Increase (decrease) in:	
Accounts payable	57,651
Total adjustments	(59,897)
Net cash provided by operating activities	51,384
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of funiture and equipment	(5,044)
Net cash used in investing activities	(5,044)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	30,000
Net cash provided by financing activities	30,000
Increase in cash	76,340
Cash at beginning of year	-
Cash at end of year	$ 76,340
Cash paid during the year for:	

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Notes to Financial Statements
Balance sheet (December 31, 2003)
Income statement (July 1, 2002-December 31, 2003)

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Silver Pacific Advisors, LLC (the "Company") was formed in California on July 16, 2002 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its members. The managing members are Viney Singal and Evan Bedell.

The firm operates on a limited disclosed basis with no clearing firm requirements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Comprehensive Income:`

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the eighteen months culminating with the year ended December 31, 2003.

SILVER PACIFIC ADVISORS, LLC

Notes to Financial Statements
Balance sheet (December 31, 2003)
Income statement (July 1, 2002-December 31, 2003)

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counters-parties primarily include broker-dealers, banks, and other institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of Nevada.

Leases and other obligations

During its period the firm operated from premises leased under one of the managing members' obligation. There were no allocation of expense for the accommodation of the firm and the firm is not obligated to record one. On February 1, 2004 the firm entered into a month-to-month lease obligation with Kummer Kaempfer Bonner & Renshaw, Ltd at 3800 Howard Hughes Parkway, Las Vegas, Nevada terminating on January 31, 2005 for 12 months with a 30-day notice requirement.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. The State of Nevada does not impose minimum LLC fees.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2003 the company had a net capital of $18,689 which is $11,483 in excess of the minimum of $7,206 required and its ratio of aggregate indebtedness to net capital was 3.08 which is less than the 8 to 1 maximum ratio of a broker dealer, in its first year of operation.

SILVER PACIFIC ADVISORS, LLC

Statement of Net Capital
Schedule I
For the eighteen months ended December 31, 2003

	Focus 12/31/03	Audit 12/31/03	Change
Members' equity, December 31, 2003	$ 136,485	$ 141,281	(4,796)
Subtract - Non allowable assets:	-	-	-
Accounts receivable	117,476	117,476	-
Fixed assets	5,044	4,640	404
Other assets	476	476	-
Tentative net capital	13,489	18,689	(5,200)
Haircuts:	-	-	-
NET CAPITAL	13,489	18,689	(5,200)
Minimum net capital	7,856	7,206	-
Excess net capital	$ 5,633	$ 11,483	$ (5,850)
Aggregate indebtedness	62,852	57,651	5,201
Ratio of aggregate indebtedness to net capital	4.66%	3.08%	

The differences were caused by year end accruals

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Silver Pacific Advisors, LLC
Las Vegas, NV

In planning and performing my audit of the financial statements of Silver Pacific Advisors, LLC for the eighteen months then ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Silver Pacific Advisors, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Silver Pacific Advisors, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004